Exhibit 33.1

ARTICLES OF AMENDMENT
of
Croff Enterprises, Inc.

Dated: December 27, 2007

The within Articles of Amendment are filed of record with the Utah Division of Corporations in accordance with Utah Code Ann. 16-10a-1006.

In accordance with the forgoing section, the Company has adopted by majority vote of its common shareholders as to all Amendments, and also by its Preferred, Class B, shareholders as to the third Amendment, at a special shareholder’s meeting on December 21, 2007 the following:

AMENDMENT TO ARTICLE VIII

The shareholders voted to increase the authorized common shares from 20,000,000 shares to 50,000,000 shares with a par value of ten cents ($0.10) per share.

AMENDMENT TO ARTICLE VIII

The second paragraph of Article VIII providing “There is hereby authorized Five Million (5,000,000) shares of Preferred Class “A” stock” is hereby amended to strike “Five Million (5,000,000)” and substitute “Ten Million (10,000,000)”, thus increasing the authorized Preferred Class “A” stock to 10,000,000 shares.

AMENDMENT TO ARTICLE VIII

The third paragraph of Article VIII, providing for the authorization of a Preferred Class “B” stock which shall have a priority claim on the oil and natural gas assets of the Company, including subparagraphs 1-5 of said third paragraph, is hereby deleted in its entirety, and the following third paragraph is inserted in lieu of:
“All Preferred Class “B” stock is hereby cancelled, and any presentation of a valid Preferred Class “B” share shall entitle the owner thereof to a right to a common share of Croff Oil Company, Inc. or a cash settlement, or rights pursuant to the Utah Dissenting Shareholder Rights’ Statute.”

VOTE & ATTESTATION OF PRESIDENT

The undersigned represents that he is the President of the within Corporation and that he has been fully and duly authorized to file these Articles of Amendment pursuant to resolution of the Board of Directors and majority shareholder vote approving the foregoing changes to the Articles.  The President represents upon oath:

The increase in common shares was approved by a majority constituting 315,230 shares (57.2%) voting in favor of such increase; 400 shares (>1%) voting against; and 12,500 shares (2.3%) abstaining.

The increase in Preferred Class “A” shares was approved by a majority constituting 315,364 shares (57.2%) voting in favor of such increase; 300 shares (>1%) voting against; and 12,225 shares (2.2%) abstaining or abstaining by exercising dissenting shareholders rights.

The cancellation of all Preferred Class “B” shares was approved by a majority of common shares constituting 315,314 shares (57.2%) voting in favor of such increase; 400 shares (>1%) voting against; and 12,110 shares (2.2%) abstaining or abstaining by exercising dissenting shareholders rights. The cancellation of all Preferred Class “B” shares was approved by a majority of Preferred, Class B, shareholders, constituting 374,695 shares (69.3%) voting in favor of such increase; 5 shares (>1%) voting against; and 1,110 shares (>1%) abstaining by exercising dissenting shareholders rights.

No other terms or provisions of the Articles of Incorporation are amended by these Articles of Amendment.

Dated this 27 day of December, 2007.

                                                                                         Attest:

/s/ Gerald L. Jensen                                                      /s/ Sarah Straughan
Gerald L. Jensen, President                                         Sarah Straughan, Corporate Secretary

STATE OF Colorado                              )
                                                                :ss.
COUNTY OF _______________        )

Personally before me, a Notary Public, Gerald L. Jensen, who affirmed to me upon oath that he is the President and Chairman of the Board of Croff Enterprises, Inc. and Sarah Straughan who affirmed upon oath she is the Secretary and who executed the foregoing Amended Articles in my presence on this 27 day of December, 2007.

______________________________
NOTARY PUBLIC